Exhibit 99(h)(17)

EXPENSE LIMITATION AGREEMENT

          This Agreement is made by and between RBC Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of each of its series listed on Schedule A (each a “Fund”), and RBC Global Asset Management (U.S.) Inc., a Minnesota corporation (“RBC GAM”), effective September 1, 2011.

R E C I T A LS

          WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”); and

          WHEREAS, the Trust and RBC GAM have entered into an Investment Advisory Agreement dated September 1, 2011 (the “Advisory Agreement”) pursuant to which RBC GAM provides advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

          WHEREAS, the parties have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject.

          NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.	Expense Limitation.

          1.1   Fund Operating Expenses; Excess Amount. To the extent that the “Annual Fund Operating Expenses” (within the meaning of Item 3 of Form N-1A) incurred by the Fund in any fiscal year, but excluding distribution fees, brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies including the cost of qualifying the Fund’s shares for sale in any jurisdiction, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification and other expenses not incurred in the ordinary course of the Fund’s business (“Fund Operating Expenses”), exceed the Operating Expense Limit (as defined in Section 1.2 below), RBC GAM shall be obligated to reimburse the Fund for such excess amount (the “Excess Amount”).

          1.2.   Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to the Fund shall be the amount, expressed as a percentage of the average daily net assets of the Fund, set forth in Schedule A.

          1.3.   Method of Computation. To determine RBC GAM’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit for such Fund, RBC GAM shall remit to such Fund an amount that, together with any offset of waived or reduced advisory services fees, is sufficient to pay that day’s Excess Amount. The Fund may offset amounts owed to the Fund pursuant to this Agreement against the fees payable to RBC GAM pursuant to the Advisory Agreement.

          1.4.   Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by RBC GAM to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.	Recoupment of Fee Waivers and Expense Reimbursements.

          2.1.   Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund for that day are less than the Operating Expense Limit, RBC GAM shall be entitled to recoup from the Fund the services fees waived or reduced and other payments remitted by RBC GAM to the Fund pursuant to Section 1 of this Agreement (the “Recoupment Amount”) during any of the previous three (3) years from the end of the fiscal year in which the fee was waived or expense was paid, to the extent that the Fund’s annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to RBC GAM will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped.

          2.2.   Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the Fund for the prior fiscal year (including any recoupment payments permitted under this Agreement) do not exceed the Operating Expense Limit.

3.       Term and Termination of Agreement. This Agreement shall continue in effect with respect to the Fund until January 31, 2013. Thereafter, this Agreement shall continue for successive periods of one year unless terminated by either party at any time, without the payment of any penalty. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement, unless such termination occurs in connection with a transfer of a relationship to an affiliate of RBC GAM.

4.       Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5.       Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

6.       Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

7.       Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all previous agreements and/or understandings of the parties.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of September 1, 2011.

RBC FUNDS TRUST

By:	/s/ Erik R. Preus
Name: Erik R. Preus
Title: President

RBC GLOBAL ASSET
MANAGEMENT (U.S.) INC.

By:	/s/ Mike Lee
Name: Mike Lee
Title: President and CIO

Schedule A

FUND	OPERATING EXPENSE LIMIT*
RBC BlueBay Emerging Market Select Bond Fund	1.00%
RBC BlueBay Emerging Market Corporate Bond Fund	1.15%
RBC BlueBay Global High Yield Bond Fund	0.95%
RBC BlueBay Global Convertible Bond Fund	1.00%

* Excludes distribution fees, brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies including the cost of qualifying the Fund’s shares for sale in any jurisdiction, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification and other expenses not incurred in the ordinary course of the Fund’s business.